Exhibit 4.19

CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN OMITTED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS SUCH INFORMATION AS PRIVATE OR CONFIDENTIAL

LEASE CONTRACT

GENERAL PROVISIONS

Leased Property

A lot with a manufacturing and industrial facility established on it with 8,132.80 m2 surface area registered with the land registry under the details Orhanlı Köyü, Plot No 5925, Parcel No 37 and Section No 238EH4C and located at İstanbul Deri Organize Sanayi Bölgesi, No:3 K:2 Tuzla, İstanbul.

Lessor

Mahmud Reşid Çizmeci , acting as agent on behalf of Rabia Çizmeci (T.R. ID No.:[***])

Address: Altunizade Mah., Ord. Prof. Fahrettin Kerim Gökay Cad., No:48, Blok A, Daire 1, Üsküdar, İstanbul

Lessee

D-Market Elektronik Hizmetler ve Ticaret Anonim Şirketi

Address: Kuştepe Mah. Mecidiyeköy Yolu Cad., N:12, Trump Towers Kule 2, K:2, Şişli, İstanbul, Tax Office/No: Boğaziçi Corporate Tax Office/265 017 9910

Term of Lease

3 years

Starting and Ending Date of the Lease

October 1, 2021 - September 30, 2024

SPECIAL PROVISIONS

1.	Introduction

The Lessee and the Lessor (collectively referred to as the "Parties") have agreed to the use of the Leased Property (as defined below) by the Lessee within the terms and conditions of this Lease Contract and have signed this Lease Contract.

In this regard, the Leased Property (as defined below) shall be delivered to the Lessee as mutually agreed by the Parties with the delivery report in Annex 1 of this Lease Contract. At the time of eviction, the Lessee shall deliver the Leased Property to the Lessor in a harmless, clean and usable condition, but without being responsible for (ordinary) wear and tear caused by general use.

The Leased Property shall be delivered to the Lessee on October 1, 2021 with the delivery report in Annex 1 of this Lease Contract, which shows the current situation and shall be signed by the parties and shall be an integral part of this Contract. If any defect and deficiency are determined in the Leased Property at the time of delivery, all these issues shall be specified in the delivery report, and how these defects and deficiencies shall be remedied shall also be arranged in the delivery report.

2.	Leased Property

The leased property is a lot with a manufacturing and industrial facility established on it with 8,132.80 m2 surface area (''Immovable Property'') registered with the land registry information of Orhanlı Köyü, Plot No 5925, Parcel No 37 and Section No 238EH4C and located at İstanbul Deri Organize Sanayi Bölgesi (“OSB”), Dolap Cad., No:3, K:2 Tuzla, İstanbul (''Leased Property''). The certificate of registration showing the title deed registration information regarding the immovable property is attached to this Lease Contract as Annex-2.

3.	Intended use

The Lessee shall use the Leased Property as a storage area, where the Lessee shall carry out storage, handling and packaging activities. The Lessee has decided by evaluating the suitability of the physical conditions of the Leased Property for its intended use. The purpose and form of use of the Leased Property shall not be changed without the Lessor’s prior written consent.

The Lessor shall not terminate this Lease Contract before September 30, 2023; and shall not cause the use of the Leased Property by the Lessee by granting a superior right in favour of any third party and against the Lessee.

4.	Sublease and Transfer

The Lessee may not sublet the Leased Property in whole or in part without the Lessor’s prior written consent and may not transfer their rights arising from this Lease Contract in whole or in part. In so far, the Lessor agrees that the Leased Property in this Lease Contract may be used as a sub-lessee by D Fast Dağıtım Hizmetleri ve Lojistik A.Ş. and D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. without the prior written consent of the Lessor, provided that they are subject to the terms and conditions of this Contract and that the Lessee and the sub-lessee are jointly and severally liable. Furthermore, the Lessor consents to the Lessee using part of the Leased Property to allocate storage area to their existing customers within the terms and conditions of this Lease Contract and by the purpose and requirements of use stipulated in this Lease Contract.

The Lessee is obliged to notify the Lessor of any transaction (including the transfer, merger and acquisition of the commercial enterprise) that will result in the total of the shares of the members of the Doğan Family in the company falling below 50% (fifty per cent) directly or indirectly.

5.	Term of Lease

This Contract shall be valid from the date of signature until September 30, 2024 (the “Term of Lease”).

If the Lessee terminates this Lease Contract before September 30, 2023 and/ or leaves the Leased Property, the Lessee shall be obliged to immediately pay the total monthly Rental Fees corresponding to the period from the date of termination or leaving, whichever is earlier, to September 30, 2023.

The Lessee may unilaterally terminate this Contract at the end of the 3rd (third) month following the earliest notification without giving any reason and without paying any compensation, provided that the Lessee notifies the Lessor of the date of eviction of the Leased Property following the expiry of the first 21st (twenty first) month of the Term of Lease.

Unless the Lessee terminates this Lease Contract at the latest 3 (three) months before its expiration, this Lease Contract shall be automatically renewed, and the terms and conditions other than the Rental Fee shall be deemed to be extended for 1 (one) year, subject to annual increase. The same principle shall be applied at the end of this 1 (one) year extension. The Lessor reserves the right to terminate this Lease Contract by the Turkish Code of Obligations.

If the Lessee requests the extension of the Lease Contract every five years following the signing of this Lease Contract, the Parties shall conduct goodwill negotiations on the adaptation of the commercial provisions of the Lease Contract to the current conditions, and they shall renew this Lease Contract with their agreement.

6.	Rental Fee

The Rental Fee for the first period is 400,000 (four hundred thousand) Turkish Liras gross per month and paid monthly. Withholding tax is included in the rental fee. The Rental Fee shall be subject to an increase on an annual basis and shall be increased in proportion to the 12-month Producer Price Index to be announced by the Turkish Statistical Institute each year.

The Lessor has granted the Lessee a 45-day moving period between the signing date of this Lease Contract and 14/11/2021, and the Lessee shall not be obliged to pay the Rental Fee during this moving period ("Lease-Free Period"). Until now, during the Lease-Free Period, the Lessee shall not be obliged to pay only the Rental Fee and the consumption and operating expenses, the OSB participation fees and taxes and the adequate pays paid to the administrative units shall be duly paid by the Lessee. The Lease-Free Period will expire on 14/11/2021.

Rental payments shall be deposited to the following bank account of the Lessor within the first seven days of each month.

The lessor's bank account
Account Holder [***]
Bank Name / Code Kuveyt Türk Katılım Bankası
IBAN [***]

If the Lease-Free Period expires after the first day of the month or the Leased Property is evicted by the Lessee before the last day of the month, the Rental Fee for those months will be calculated daily on a per diem basis. For example, if the Lease-Free Period ends on the 10th day of the month, the Lessee shall pay a Rental Fee of 20 (twenty) days in the relevant month.

7.	Letter of Guarantee

During the signing of this Lease Contract, the Lessee shall provide the Lessor with a letter of guarantee for one year in the amount of 3 months rental fee to be calculated by Article 6. The letter of guarantee shall be replaced with the new letter of guarantee prepared over the current rental fee for 1 (one) year renewed in each rental year until the end of this Lease Contract. If this Lease Contract expires for any reason, the Lessor is obliged to return the letter of guarantee to the Lessee immediately after the return of the Leased Property to the duly office and the fulfilment of the Lessee's obligations.

The Lessee shall renew the letter of guarantee at the latest 20 (twenty) days before the expiry of the letter of guarantee. If the letter of guarantee is not renewed within the period, the Lessor shall give the Lessee a 10 (ten) day period by giving notice, and at the end of the 10 (ten) day period, the Lessor shall immediately convert the letter of guarantee into cash and keep the guarantee in cash without any additional notice. In this case, if the Lessee submits the new letter of guarantee to the Lessor within 15 (fifteen) days, the amount obtained by converting the old letter of guarantee into cash will be returned to the Lessee. This does not eliminate the obligation to provide new guarantees by the Contract’s provisions.

8.	Consumption & Operating Expenses, Common Expenses and Taxes

The heating, cooling, lighting, security and cleaning works of the Leased Property shall be carried out by the Lessee and the operating expenses arising from or related to the use of the Leased Property, including all kinds of consumption expenses, the activity of the Lessee and the participation fee and fees of the OSB and the fees paid to the administrative units, shall be covered by the Lessee.

All tax charges and similar expenses arising from the ownership of the Immovable Property such as real estate tax shall be borne by the Lessor, and the expenses such as garbage tax and cleaning tax arising from the use of the Leased Property shall be paid by the Lessee.

9.	Statements and Commitments of the Lessee

The Lessee declares and undertakes that the Leased Property will be used by the current license/permits. The Lessee accepts, declares and undertakes that they are obliged to compensate for any damages that may arise due to any contradiction within the scope of this provision.

The Lessee accepts, declares and undertakes that they shall immediately notify the Lessor and compensate any damage that may be attributed to the Lessee in case of receipt of any notice or written notification containing claims and declarations made by any third party claim, dispute or lawsuit or administrative units that may arise in the future about the Immovable Property or the Leased Property and that may negatively affect the use of the Leased Property.

10.	Obligations of the Lessee

The Lessee is obliged to pay the monthly rental fees and other payments specified in this Lease Contract in a timely and complete manner by the provisions of this Lease Contract.

The Lessee shall pay the rental fees, consumption, operation, common expenses, and taxes on time without any deduction or reservation. The Article 12.9 below is reserved.

The Lessee is personally and severally liable for any damages caused to the Lessor, the Immovable Property and the Leased Property by themself, their employees, their subsidiaries and the persons or organizations providing all kinds of services and goods to the Lessee in or around the Leased Property.

The Lessee shall obtain and maintain in force all official approvals, licenses and permits necessary to carry out their activities and shall strictly comply with the requirements of such approvals, licenses and permits and shall ensure their compliance with these. If the Lessee fails to obtain a "Business License" from the municipality and OSB to which the Leased Property is affiliated, the Lessee may immediately terminate the Lease Contract without compensation after the application for the license is submitted and the procedure of the process is carried out in the office. In such a case, the Lessee shall pay the Rental Fee born for the period until the termination notice but shall not pay the unborn Rental Fees for the following months. In addition, the letter of guarantee given to the Lessor under Article 7 shall be immediately returned by the Lessor to the Lessee by the terms and conditions of the relevant article.

The Lessee shall operate the Leased Property by the intended use and the applicable legislation. The Lessee, their employees and subcontractors, are personally and severally liable for any damages arising from or in connection with the use of the Leased Property and the violation of the applicable legislation.

The Lessee shall immediately notify the Lessor of any damage in the Leased Property and any malfunctions or deficiencies in the installations. If any damage occurs due to the late notification of the damage or the danger of damage, the Lessor cannot be held responsible for this.

The Lessee is obliged to take security measures related to the Leased Property. The Lessor is not responsible for any accidents, thefts and similar incidents in the Leased Property and any damages. The Lessee accepts, declares and undertakes that the Lessee has no right to claim and compensation from the Lessor under any name whatsoever due to these issues.

The Lessee shall provide insurance policies that provide appropriate guarantees according to the market conditions about the Leased Property and its activities hereunder, continue during the Term of Lease and submit a copy of the policies to the Lessor.

11.	Return of the Leased Property

In the event of the termination of this Contract, the Lessee shall deliver the Leased Property in a good and clean condition subject to wear and tear due to general use but without damage.

The Lessee must use the Leased Property with care and discretion. Except for wear caused by general use, the Lessee is obliged to pay the damage and loss caused by misuse. If the Lessee does not fulfil this obligation, the Lessor shall make the necessary repairs and modifications on behalf of the Lessee and invoice the expenses to the Lessee. If the invoice is not paid within 15 days, a 10% penalty will be applied over the invoice amount.

12.	Maintenance and Repair

The regular/daily maintenance and repair related to the Leased Property and technical equipment shall be carried out by the Lessee. To the extent that the costs and damages incurred due to the damages attributable to the Lessee shall be borne by the Lessee or recoursed to the Lessee at the Lessor's discretion.

All kinds of substantial renovation and renewal work to be carried out within the scope of the requirements arising from the use of the Lessee and to occur after the signing of this Lease Contract in the Leased Property and technical equipment shall be carried out by the Lessor if deemed appropriate, and the Lessee shall bear the expenses.

The Lessor may inspect or check whether the modifications and additions made during the construction are by the permits within the working hours and in a way that does not damage the workflow of the Lessee and by notifying the Lessee in advance. At the end of the inspection, the Lessee must carry out the necessary works to eliminate the contradictions; otherwise, modifications and additions are ceased.

If the modifications and additions to be made upon the request of the Lessee require legal permissions and consents other than the written consent of the Lessor, it is the responsibility of the Lessee to obtain the necessary and sufficient permissions and consents at their own expense.

The Lessee shall not make any structural modifications or additions to the Leased Property or any operations that will change the Leased Property (including mezzanine, patio, etc.) without the Lessor's approval. The Lessee is obliged to submit the relevant plans and projects to the Lessor for the renovation and improvement works that require construction license modification, which change the electrical, mechanical, static projects and existing partitions/rooms of the main structure they plan to execute in the Leased Property and to obtain their approval and, if approved, to comply with the relevant zoning legislation during the execution of these works.

The Lessee shall pay all costs and fees to be made about the work and transactions to be initiated. In any case, the Lessee shall indemnify the Lessor and the Immovable Property or the Leased Property for any damages incurred by the Lessor and the Immovable Property or the Leased Property due to the claims and proceedings that may be attributed to the Lessee, and that may arise from or be directed in connection with any modification, repair, adaptation and decoration work to be carried out by the Lessee. The Lessee shall ensure that all intellectual and industrial property rights related to all renovation, repair plans, improvement and all kinds of construction work projects (architectural project, static project, electrical project, mechanical project, etc.) approved by the Lessor within the scope of this article are transferred to the Lessor and consent is obtained from the project owners when necessary. The Lessee agrees and undertakes that they shall indemnify the Lessor for the damage they will suffer due to the failure of obtaining consent from the project owners.

The Lessor is responsible for significant defects that occur after the delivery of the Leased Property to the Lessee or that can be determined later due to their nature, to the extent that they cannot be attributed to the Lessee. In such a case, the Lessee shall immediately notify the Lessor of such a significant defect and act by the burden of minimising the damage. The Lessor shall inspect the Leased Property within 10 (ten) business days following the notification of the defect and shall remedy the defect as and when they deem appropriate at their own expense.

If the Lessor acts contrary to the provisions of this article and the significant defect is not remedied, the Lessee shall have the right to deduct the reasonable expenses from the next month's Rental Fee by having the necessary repairs and maintenance made on account of the Lessor to the extent that it affects the use of the Leased Property.

13.	Plates

At their own expense, the Lessee shall continue to hang and display the signs and plates showing their name, profession, and art in the places deemed appropriate by the Leased Property. To the extent that the Lessee agrees, declares and undertakes to fully comply with all relevant legislation provisions including announcement, advertisement and signage regulations in the preparation, hanging and storage of the plates. All kinds of damages and losses arising from the Lessee's violation of the legal requirements and the orders and recommendations of the administrative authorities shall be borne by the Lessee. During the delivery, the Lessee shall leave the plates and signs at the Leased Property and remove and take them away if they wish.

14.	Eviction of the Leased Property

If the Lease Contract is terminated for any reason, the Lessee shall evacuate the Leased Property on the stipulated expiry date and make the Leased Property available for the use of the Lessor.

If the Lessee fails to evict the Leased Property on the specified expiration date, a 6 (six) month grace period shall be granted to the Lessee. If the Lessee fails to complete the eviction within 6 (six) months, this 6 (six) month period may be extended for 6 (six) months at the request of the Lessee. The Lessee agrees and undertakes to evict the Leased Property at the end of the terms mentioned in this article and shall submit two notarized commitments to the Lessor according to the commitment to evict the Leased Property September 30, 2025 and September 30, 2027 within the week following the signing of this Lease Contract.

The Lessee has the right to dismantle and leave all machinery and equipment, except for the decoration, equipment, machinery, systems and facilities and the electrical, ventilation and sanitary installations that have become an integral part, which is brought to the Leased Property by the Lessee during the eviction of the Leased Property. The Lessee is obliged not to damage the Leased Property during the eviction and repair all damages during disassembly and transportation.

15.	Provisions to be Applied

In cases where there is no provision in this Contract, the provisions of the Turkish Code of Obligations and other legislation shall apply.

16.	Confidentiality

The terms and conditions of this Lease Contract and the negotiations made between the parties shall not be shared, distributed, reproduced or disclosed to any other person.

17.	Notification Addresses

The addresses of the parties written in this Lease Contract are the notification addresses. If the address change is not notified to the other party through a notary channel, any notification to be made to these addresses will be considered valid.

18.	Dispute Resolution

This Contract shall be governed by the law of the Republic of Turkey. Istanbul Çağlayan (Central) Court and Enforcement Offices are authorized in disputes arising from this Contract.

19.	Enforcement

This lease contract was signed on October 1, 2021 in 2 (two) copies and entered into force. The parties shall equally bear the stamp duty arising from this Lease Contract.

LESSOR	LESSEE
by proxy and on behalf of	on behalf of
Rabia Çizmeci	D-Market Elektronik Hizmetler ve Ticaret
Mahmud Reşid Çizmeci	Anonim Şirketi
/s/ Mahmud Reşid Çizmeci	/s/Taner Timirci
/s/ Halil Korhan